FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tezspire CROSSING trial met primary endpoints

 27 August 2026

 Tezspire demonstrates positive Phase III results in eosinophilic esophagitis across both co-primary and all key secondary endpoints

Statistically significant and clinically meaningful disease and symptom improvements compared to placebo maintained through week 52

 Efficacy in a third epithelial-driven inflammatory disease supports broad potential of Tezspire

Positive high-level results from the Phase III CROSSING trial in patients with eosinophilic esophagitis (EoE) showed that AstraZeneca and Amgen’s Tezspire (tezepelumab) demonstrated statistically significant and clinically meaningful improvements across both co-primary and all key secondary endpoints at week 24, which were sustained through week 52 in both doses tested. The co-primary endpoints were histologic remission and the frequency and severity of dysphagia (difficulty swallowing) compared to placebo. The safety profile of Tezspire in the trial was generally consistent with its approved indications.

CROSSING is a randomised, double-blind trial that evaluated the efficacy and safety of Tezspire administered subcutaneously every four weeks compared to placebo in adults and adolescents with symptomatic and uncontrolled EoE while on maintenance therapy.1 In the trial, the first co-primary endpoint, histologic remission, was defined as having a low count of peak eosinophils in the esophageal tissue.1 The second co-primary endpoint, the frequency and severity of dysphagia, was assessed using the patient-reported Dysphagia Symptom Questionnaire (DSQ) and measured as a mean change from baseline in DSQ score.1

EoE is a chronic and progressive epithelial-driven inflammatory disorder of the esophagus affecting more than 470,000 people in the US, with the prevalence increasing five-fold since 2009.2,3 The inflammation of the esophagus can lead to dysphagia, food impaction and esophageal narrowing.2 Nearly half of patients, including adolescents, do not achieve adequate disease control with current first-line treatments, which include dietary restriction, swallowed topical corticosteroids and proton pump inhibitors.4-6 For patients, the risk of food moving slowly or becoming stuck can make daily meals difficult and stressful.7

Arjan Bredenoord, MD, Gastroenterologist and professor at the Amsterdam University Medical Center, Amsterdam, The Netherlands, and primary investigator in the trial, said: “Despite the availability of first-line therapies or dietary interventions, many patients with eosinophilic esophagitis still experience substantial burden, including difficulty swallowing food, and emotional and daily-life impacts of the disease. The impressive results from the CROSSING trial sustained over 52 weeks demonstrate that tezepelumab, taken every four weeks, could provide a new approach to treating this disease, with the potential to help more patients achieve remission and symptom improvement.”

Sharon Barr, Executive Vice President, BioPharmaceuticals R&D said: “The positive results of the Phase III CROSSING trial reinforce our confidence in the differentiated mechanism of action of Tezspire, which has now demonstrated clinically meaningful efficacy in a third epithelial-driven inflammatory disease. Epithelial science represents an important and rapidly evolving area in respiratory and immunology medicine, and we look forward to sharing these results at an upcoming medical meeting and with regulatory authorities as quickly as possible.”

Full results will be shared with regulatory authorities and the scientific community at an upcoming medical meeting.

Tezspire is a first-in-class human monoclonal antibody that inhibits the action of thymic stromal lymphopoietin (TSLP), a key epithelial cytokine that sits at the top of multiple inflammatory cascades. Tezspire is currently approved for the treatment of severe asthma in the US, EU, China, Japan and more than 70 countries across the globe, and for the treatment of chronic rhinosinusitis with nasal polyps (CRSwNP) in the US, EU, China and Japan. The Phase III JOURNEY and EMBARK trials evaluating Tezspire in chronic obstructive pulmonary disease (COPD) are ongoing.8,9

Notes

Eosinophilic Esophagitis (EoE)
EoE is a chronic and progressive epithelial-driven inflammatory disorder of the esophagus with prevalence growing across the world.2,3 It is characterised by inflammation, remodelling and esophageal epithelial dysfunction.2 Epithelial dysfunction and inflammation are important characteristics of EoE and impede the ability of the epithelium to act as a physical and immunological barrier against the external environment.2

The most common symptoms of EoE include difficulty and pain when swallowing, food becoming stuck in the esophagus (which may require emergency medical interventions), nausea and vomiting, abdominal or chest pain, poor appetite and difficulty sleeping.2,10,11 Many patients, including adolescents, experience a substantial impact on their quality of life including significant anxiety related to swallowing and choking, depression, and decreased work/school productivity.12,13

Patients are often treated with proton pump inhibitors or swallowed topical corticosteroids to manage inflammation.2,4 Nearly half of patients with EoE will not respond to standard first-line therapies or dietary treatment.5,6 Existing treatment options, including those targeting downstream mediators, may not fully address epithelial-driven inflammation.14,15

CROSSING
CROSSING is a randomised, double-blind, placebo-controlled, multi-centre, parallel-group, Phase III trial designed to evaluate the efficacy and safety of Tezspire administered subcutaneously every four weeks, compared to placebo in patients aged 12-80 years with symptomatic and histologically active EoE.1 A total of 368 patients were randomised in a 1:1:1 ratio to receive either a low or high dose of Tezspire or placebo.1

The co-primary endpoints analysed at Week 24 were the proportion of patients with  histologic remission, defined as a peak esophageal eosinophil count less than or equal to six eosinophils per high-power field, and mean changes from baseline in the DSQ.1 The peak eosinophil count is obtained when biopsies of the tissue of the esophagus are examined under a microscope.1 A count of 15 or more peak eosinophils per high power microscopic field measured by esophageal biopsy is often the cutoff used to diagnose EoE.16,17 The DSQ captures the presence and severity of dysphagia symptoms in a daily diary with a four-item patient-reported questionnaire; the score is calculated over 14-day periods, ranging from zero to 84, with a higher score indicating more severe dysphagia.1

Key secondary endpoints assessed histologic remission and dysphagia symptoms at Week 52; changes in endoscopic disease features (EoE-EREFS) and histologic severity and extent (EoE-HSS) at Weeks 24 and 52; as well as endoscopic response, inflammatory remission and total endoscopic remission at Week 52.1

In the trial, patients were allowed to remain on background medications for EoE, including proton pump inhibitors and swallowed topical corticosteroids, provided that they were stable prior to entry and during the treatment period.1

Tezepelumab and TSLP
Tezepelumab is being developed by AstraZeneca in collaboration with Amgen as a first-in-class human monoclonal antibody that inhibits the action of TSLP, a key epithelial cytokine that sits at the top of multiple inflammatory cascades.18 TSLP is critical in the initiation and persistence of allergic, eosinophilic and other types of epithelial-driven inflammation associated with severe asthma, CRSwNP, COPD and EoE.19-20

TSLP is released by the epithelium in response to environmental triggers.18 Across these disease states, the expression of TSLP is increased and correlates with disease severity.18-22

Tezspire is approved as a single-use pre-filled syringe and auto-injector for self-administration in the US, EU, China and Japan. Since 2021, more than 100,000 patients have been treated with Tezspire for severe asthma.23

In October 2021, Tezspire was granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) for the treatment of EoE.24 Beyond EoE, Tezspire is also being explored in Phase III trials in COPD.8,9

Amgen Collaboration
The 2012 Collaboration Agreement between Amgen and AstraZeneca has been amended and updated over time. For Tezspire, both companies continue to share costs and profits equally after payment by AstraZeneca of a mid-single-digit inventor royalty to Amgen. AstraZeneca continues to lead development and Amgen continues to lead manufacturing. All aspects of the collaboration are under the oversight of joint governing bodies. Under the agreement, Amgen and AstraZeneca jointly commercialise Tezspire in the US. Amgen records product sales in the US, with AZ recording its share of US profits as Alliance Revenue. Outside of the US, AstraZeneca records product sales.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of AstraZeneca BioPharmaceuticals, is a key disease area and growth driver to the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage and a growing portfolio of medicines in immune-mediated diseases. The Company is committed to addressing the vast unmet needs of these chronic, often debilitating, diseases with a pipeline and portfolio of inhaled medicines, biologics and new modalities aimed at previously unreachable biologic targets. Our ambition is to deliver life-changing medicines that help eliminate COPD as a leading cause of death, eliminate asthma attacks and achieve clinical remission in immune-mediated diseases.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca’s innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
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References

1.
ClinicalTrials.gov. Efficacy and Safety of Tezepelumab in Patients With Eosinophilic Esophagitis (CROSSING). Available at: https://clinicaltrials.gov/study/NCT05583227. [Last accessed August 2026].
2.
Biedermann L. & Straumann A. Mechanisms and clinical management of eosinophilic oesophagitis: an overview. Nature Reviews Gastroenterol & Hepatol. 2023;20(2):101-119.
3.
Thel HL, et al. Prevalence and costs of eosinophilic esophagitis in the United States. Clin Gastroenterol Hepatol. 2025;23(2):272-280.e8.
4.
Hirano I, et al. AGA Institute and the Joint Task Force on Allergy-Immunology Practice Parameters clinical guidelines for the management of eosinophilic esophagitis. Gastroenterology. 2020;158(6):1776-1786.
5.
Strauss AL, Falk GW. Refractory eosinophilic esophagitis: what to do when the patient has not responded to proton pump inhibitors, steroids and diet. Curr Opin Gastroenterol. 2022;38(4):395-401.
6.
Lucendo AJ, et al. Efficacy of proton pump inhibitor drugs for inducing clinical and histologic remission in patients with symptomatic esophageal eosinophilia: a systematic review and meta-analysis. Clin Gastroenterol Hepatol. 2016; 14(1):13-22.e1.
7.
Ho CN, et al. Patient experience with eosinophilic esophagitis symptoms and impacts on daily life based on in-trial qualitative interviews. J Patient Rep Outcomes. 2025;9(1):3.
8.
ClinicalTrials.gov. A Study to Investigate the Efficacy and Safety of Tezepelumab in Adult Participants With Moderate to Very Severe COPD (D5241C00007) (JOURNEY). Available at: https://clinicaltrials.gov/study/NCT06878261. [Last accessed August 2026].
9.
ClinicalTrials.gov. A Study to Investigate the Efficacy and Safety of Tezepelumab in Adult Participants With Moderate to Very Severe COPD (D5241C00006) (EMBARK). Available at: https://clinicaltrials.gov/study/NCT06883305. [Last accessed August 2026].
10.
Gold BD, et al. Health-Related Quality of Life and Perceived Stigma in Eosinophilic Esophagitis: A Real-World, US, Web-Based Survey. Gastro Hep Adv. 2024;3(8):1087-97.
11.
MedlinePlus. Eosinophilic esophagitis. Bethesda (MD): National Library of Medicine (US). Available at: https://medlineplus.gov/eosinophilicesophagitis.html. [Last accessed August 2026].
12.
Taft TH, et al. Anxiety and depression in eosinophilic esophagitis: a scoping review and recommendations for future research. J Asthma Allergy. 2019;12:389–99.
13.
Harris RF, et al. Psychosocial dysfunction in children and adolescents with eosinophilic esophagitis. J Pediatr Gastroenterol Nutr. 2013;57:500–5.
14.
Underwood B, et al. Breaking down the complex pathophysiology of eosinophilic esophagitis. Ann Allergy Asthma Immunol. 2023;130(1):28-39
15.
Gautam R, et al. Eosinophilic esophagitis: mechanisms of disease and approach to treatment. Curr Allergy Asthma Rep. 2026;26:21.
16.
Lucendo AJ, et al. British Society of Gastroenterology (BSG) and British Society of Paediatric Gastroenterology, Hepatology and Nutrition (BSPGHAN) joint consensus guidelines on the diagnosis and management of eosinophilic oesophagitis in children and adults. Gut. 2022;71(8):1459-1487.
17.
Dellon ES, et al. ACG Clinical Guideline: Diagnosis and Management of Eosinophilic Esophagitis. Am J Gastroenterol. 2025;120(1):31-59.
18.
Varricchi G, et al. Thymic Stromal Lymphopoietin Isoforms, Inflammatory Disorders, and Cancer. Front Immunol. 2018;9:1595.
19.
Calderon AA, et al. Targeting interleukin-33 and thymic stromal lymphopoietin pathways for novel pulmonary therapeutics in asthma and COPD. Eur Respir Rev. 2023;32(167):220144.
20.
Nagarkar DR, et al. Thymic stromal lymphopoietin activity is increased in nasal polyps of patients with chronic rhinosinusitis. J Allergy Clin Immunol. 2013;132(3):593-600.e12.
21.
Ying, S, et al. Thymic stromal lymphopoietin expression is increased in asthmatic airways and correlates with expression of Th2-attracting chemokines and disease severity. J Immunol 2005;174:8183-8190.
22.
Sherrill JD, et al. Preferential Secretion of Thymic Stromal Lymphopoietin (TSLP) by Terminally Differentiated Esophageal Epithelial Cells: Relevance to Eosinophilic Esophagitis. PLoS One. 2016;11(2): e0148216.
23.
AstraZeneca Data on File. 2025. REF-278452.
24.
AstraZeneca press release. Tezepelumab granted Orphan Drug Designation in the US for eosinophilic esophagitis. Available at: https://www.astrazeneca.com/media-centre/press-releases/2021/tezepelumab-granted-orphan-drug-designation-in-the-us-for-eosinophilic-esophagitis.html. [Last accessed: August 2026].

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 August 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary